

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 15, 2009

Melvin C. Payne
Chief Executive Officer
Carriage Services, Inc.
3040 Post Oak Blvd., Suite 300
Houston, Texas 77056

> **Re:**   **Carriage Services, Inc.**
> **Form 10-K for the Year ended December 31, 2008**
> **Filed March 10, 2009**
> **File No. 001-11961**

Dear Mr. Payne:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 14

1.   In future filings, please discuss more specifically the factors the compensation committee considers in determining compensation and explain how its consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer. Analyze how each compensation elements is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. For example, when determining base salaries, we note that you consider the executive's duties, experience and levels of responsibility of the executive and

Carriage Services, Inc.
May 15, 2009
Page 2

compensation levels within other companies in the service sector of comparable revenue size.

2.   We note that annual cash bonuses are tied to the achievement of specified performance targets. In future filings, please disclose the performance targets set for the achievement of bonus payments. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

Base Salaries, page 15

3.   We note the statement that the Compensation Committee did not change Mr. Payne's base salary, or the base salary of any other NEO other than Mr. Sanford. Please advise in relation to the information disclosed on page 18.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3257 with any questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief